CHINA EXPERT TECHNOLOGY, INC.

ROOM 2611-13, GREAT EAGLE CENTRE

23 HAROUR ROAD

WANCHAI, HONG KONG

May 30, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC  20549

RE:

China Expert Technology, Inc.

Form S-1

Request for Withdrawal of Registration Statement

Commission File No 333-130750

Dear Mr. Reynolds:

The purpose of this letter is to request withdrawal of the registration statement on Form S-1, filed by China Expert Technology, Inc (the “Company”).  Amendment 3 of the registration statement was filed on January 8, 2007.

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that the registration statement has not yet been declared effective and no securities were sold in the offering.

The Company has determined that it satisfies the eligibility requirements for use of Form S-3, and accordingly, it intends to refile a registration statement on Form S-3.

Sincerely Yours,

China Expert Technology, Inc

By: /s/ Simon Fu

 Chief Financial Officer